Exhibit 21.1

Subsidiaries

1.	Motive Communications Holdings, Inc.

2.	Motive Communications (UK) Limited

3.	Motive Communications India Private Limited - Incorporation[1]

4.	Motive Communications Deutschland GmbH

5.	Motive Italy SRL

6.	Motive Communications Canada, Inc.

7.	Motive Communications Japan K.K.

8.	Motive Communications Spain[2]

9.	Motive Communications France

10.	Motive Communications Holdings, Inc. - Hong Kong Branch

11.	Motive Communications Holdings, Inc. - Shanghai Branch Office

12.	Motive Communications Holdings, Inc. - Singapore Branch

13.	Motive Communications GmbH (Switzerland)

[1]	Indian law requires at least two stockholders of record. One share is thus held in trust by a local accounting firm in India.

[2]	May have forfeited its charter.